QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Berger Holdings, Ltd.
(Name of Subject Company)

Berger Holdings, Ltd.
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

084037407
(CUSIP Number of Class of Securities)

Joseph F. Weiderman
President and Chief Executive Officer
805 Pennsylvania Boulevard
Feasterville, Pennsylvania 19053
Telephone: (215) 355-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Jason M. Shargel, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street
22nd Floor
Philadelphia, PA 19103-2097
Telephone: 215-977-2000
Facsimile: 215-977-2740

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Berger Holdings, Ltd. (the "Company"), a Pennsylvania corporation, with the Securities and Exchange Commission (the "Commission") on October 20, 2003 relating to the tender offer by Amerimax Pennsylvania, Inc. ("Purchaser"), a Pennsylvania corporation and an indirect wholly owned subsidiary of Euramax International, Inc. ("Parent"), a Delaware corporation, to purchase all of the issued and outstanding Shares of the Company at a purchase price of $3.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Commission on October 20, 2003.

This Amendment is being made by the Company in response to written comments provided by the staff of the SEC to the Company's counsel on October 29, 2003.

Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to such terms in the Schedule 14D-9. The Schedule 14D-9 is hereby amended and supplemented as set forth below.

ITEM 3.

The section of the Schedule 14D-9 included under "The Merger Agreement" under "Item 3" and entitled "Options" is amended to read in its entirety as follows:

  "Options.    The Merger Agreement provides that, before the Effective Time, the Company will take such actions as are necessary to cause all options to acquire the Shares outstanding under the Company's stock option plans and other arrangements (each, an "Option", and collectively, the "Options") to become cancelled. At the Effective Time, each Option then outstanding will be cancelled, and each holder thereof will be entitled to receive therefor a payment in cash (subject to any applicable withholding taxes) equal to the product of (i) the number of Shares subject to such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject or related to such Option. Such cash payment will be paid immediately prior to the Effective Time. The Company will take all necessary actions to effect the foregoing, to terminate the Company's stock option plans and similar arrangements and to ensure that all Options are cancelled.

  The following table sets forth the dollar value of the consideration to be received by the Company's executive officers and directors, both individually and as a group, upon the cancellation of the Options in accordance with the terms of the Merger Agreement, assuming a Merger Consideration of $3.90 per share:

Name	Consideration
Paul L. Spiese, III	$926,500
Theodore A. Schwartz	$844,500
Joseph F. Weiderman	$778,500
Francis E. Wellock, Jr.	$724,600
Jacob I. Haft, M.D.	$294,100
Jon M. Kraut, D.M.D.(1)	$294,100
Larry Falcon	$258,100
John P. Kirwin, III	$86,000
Jay D. Seid	$86,000
All Directors and Executive Officers as a group (9 persons)	$4,292,400

  (1)
  Includes $246,600 to be received by the Irving Kraut Q-Tip Trust, of which Dr. Kraut is a co-trustee.

The section of the Schedule 14D-9 included under "Item 3" and entitled "Tender and Option Agreement" is amended by the following:

The section of the Schedule 14D-9 included under "Item 3" and entitled "Tender and Option Agreement" is hereby amended by inserting the following paragraph after the thirteenth paragraph in such section:

          "In connection with the Offer, Messrs. Weiderman and Schwartz will receive severance or other change-in-control payments in an amount not to exceed $25,000 in the aggregate for each individual. No other executive officers are entitled to receive any severance or other change-in-control payments pursuant to the Offer. Certain other employees of the Company are entitled to receive an amount equal to $335,072 in the aggregate in the event such employees are terminated by the Company for reasons other than Cause (as defined in the applicable agreements) within 24 months after the occurrence of a Change of Control (as defined in the applicable agreements) or if such employee terminates his or her respective employment with the Company within 24 months after a Change of Control for Good Reason (as defined in the applicable agreements)."

ITEM 4.

The section of the Schedule 14D-9 included under "Item 4" and entitled "Background" is amended to read in its entirety as follows:

          "Background

          On August 21, 2000, J. David Smith, Parent's president and chief executive officer, met with executives Theodore A. Schwartz and Joseph F. Weiderman of the Company regarding Parent's potential interest in a business combination transaction. Following this meeting, the Company's management elected not to pursue additional discussions at that time.

          In January 2002, Mr. Smith again contacted Mr. Weiderman to communicate Parent's interest in pursuing a transaction with the Company. Mr. Weiderman indicated to Mr. Smith that it was still premature for the Company to be considering a transaction at that time.

          In June 2002, the Company decided to engage Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey") as a financial advisor to commence a marketing process to explore a strategic transaction involving the Company, based on the decline in the Company's sales, profit margins and profits during the first half of 2002, the increase in competition in the Company's industry during the first half of 2002 which impaired the potential for improving future operating results, and the desire to provide liquidity to the Company's shareholders.

          On September 13, 2002, Parent executed a confidentiality agreement with Houlihan Lokey acting on behalf of the Company, and shortly thereafter the Company provided Parent with portions of a confidential information memorandum that had been prepared by Houlihan Lokey.

          On November 5, 2002, Company executives Mr. Schwartz, Francis E. Wellock, Jr. and Mr. Weiderman, together with a representative from Houlihan Lokey, gave a presentation to Parent's executives regarding the benefits of a possible business combination transaction and potential synergies between the two companies.

          On December 9, 2002, Parent submitted a preliminary non-binding indication of interest to acquire the Company for an enterprise value of $45 million less any third party debt. The indication of interest was subject to a number of conditions and contingencies which could lower the price, and was also conditioned upon the satisfactory completion of Parent's due diligence investigation of the Company.

          At the conclusion of the marketing process conducted by Houlihan Lokey, 52 potential strategic and financial partners had been contacted resulting in four preliminary non-binding expressions of interest. Ultimately two non-binding offers were received for the Company. One of the non-binding offers was made by Parent. The other offer was an offer to purchase the assets of the Company, which the Company determined to be unacceptable structurally primarily because it would have resulted in taxation both at the corporate and shareholder levels. The Company was unsuccessful in its attempts to resolve the structural issues presented by this other offer and consequently the financial terms of this offer were never communicated to the Company. The Company did not engage in substantive negotiations with any potential purchaser other than Parent.

          On January 2 and 3, 2003, Parent executives Mitchell B. Lewis and R. Scott Vansant visited the Company's facilities in Feasterville, PA to conduct financial and legal due diligence. After continuing to perform due diligence over the next few weeks and analyzing the actual synergies it expected from a transaction, Parent orally communicated to Company executives that it would be interested in acquiring the Company for an enterprise value of $40 million less any third party debt. At that time, the Company decided to suspend discussions regarding a potential business combination transaction with Parent. This decision was based on the Company's determination that Parent's offer was not satisfactory and the Company's understanding that financings being undertaken by Parent would substantially delay any potential transaction. On January 27, 2003, Parent returned to the Company various due diligence materials and indicated that while it was still potentially interested in negotiating a transaction in the future, it agreed that it would be appropriate to suspend discussions at that time so that Parent could focus its internal resources on its own transaction among its principal shareholders.

          Pursuant to a letter dated January 30, 2003, the Company terminated its engagement letter with Houlihan Lokey.

          In early April 2003, Mr. Smith again contacted the Company to resume discussions regarding a potential business combination transaction and requested a meeting with Company executives. The meeting was held on April 28, 2003 at the Company's facilities in Feasterville, PA. At the meeting, Mr. Smith and Joseph M. Silvestri, a representative of Parent's equity sponsor Citigroup Venture Capital and a director of Parent, communicated Parent's desire to proceed with a business combination transaction and Parent's view of how the transaction would be structured and valued. Based upon the Company's results of operations during the first quarter of 2003, including the continued adverse impact of increasing competition on profit margins, the Company determined that it was advisable to resume discussions with Parent.

          Following this meeting, Parent sent a letter addressed to Mr. Weiderman dated May 6, 2003 outlining proposed terms for an acquisition of the Company for an equity value of approximately $30.5 million less the amount of expenses to be incurred by the Company in connection with the transaction, which as adjusted for approximately $1 million in Company expenses represented an equity value of approximately $29.5 million. The letter proposal was subject to contingencies that could lower the price and was also conditioned upon the satisfactory completion of due diligence. The Company continued to consider indications of interest from third parties until August 4, 2003 when the Company entered into a Confidentiality and Exclusivity Agreement with Parent as described below. During this period, the Company did not receive any indications of interest that the Company believed were likely to result in an offer that would be superior to the offer that the Company believed could be obtained from Parent.

          Intermittently over then next couple of months, Parent and the Company corresponded and communicated telephonically with each other on variations of transaction structure and negotiation of the purchase. On July 13, 2003, Mr. Smith and Mr. Silvestri joined several executives and directors of the Company on a conference call and indicated that Parent was unwilling to make an offer based on an equity value in excess of $29.5 million (which is substantially equal to the equity value implied by the Offer). They also indicated that Parent wanted to enter into an exclusivity agreement to move forward with a proposed acquisition.

          On July 30, 2003, the Company's Board of Directors decided that the Company should proceed with exclusive negotiations with Parent for a limited period of time. This decision was based upon the progress of discussions to that date, Parent's assertion that it was unwilling to commit funds to conducting formal due diligence without exclusivity, the results of the process engaged in by Houlihan Lokey during 2002 and the absence of any subsequent indications of interest that appeared likely to result in an acceptable transaction. As a result, on August 4, 2003, the Company executed a confidentiality and exclusivity agreement with Parent providing for, among other things, a 45-day exclusive negotiation period. Parent then commenced a formal due diligence investigation of the Company. This investigation included conducting meetings with the Company's management, touring the Company's facilities, and reviewing financial and legal documents provided by the Company.

          Over the next two months, legal and financial representatives of the Company and Parent met and communicated telephonically on numerous occasions to discuss and negotiate aspects of the proposed merger and the definitive agreements relating thereto. These negotiations covered all aspects of the transaction, including, among other things, the purchase price of the Shares and Options; the structure of the proposed transaction; the representations and warranties made by the parties; the restrictions on the conduct of the Company's business following execution and delivery of the Merger Agreement; the conditions to completion of the Offer and the Merger; the provisions regarding termination; the details of the superior proposal provisions; the amount, triggers and payment of the termination fee and the consequences of termination; and the delivery and terms of the Tender and Option Agreement, including the obligation of directors of the Company to make an aggregate of $253,695 in incentive payments to Parent, such payments being required by Parent to induce it to pay the Offer Price, and the Stock Option Agreement. At the same time, Parent continued to conduct due diligence on the Company's operations.

          Pursuant to the terms of a letter agreement dated September 10, 2003, the Company engaged Boenning & Scattergood, Inc. ("B&S") to undertake an analysis to enable B&S to provide an opinion to the Board as to the fairness to the Company's shareholders, from a financial point of view, of any proposed strategic transaction involving the Company.

          On September 19, 2003, Parent and the Company extended the exclusivity period under the confidentiality and exclusivity agreement to October 1, 2003. On October 1, 2003, Parent and the Company further extended the exclusivity period to October 9, 2003.

          On October 10, 2003, B&S delivered its opinion to the Board, that, as of such date and based upon the assumptions made, matters considered and limitations on the review set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The B&S opinion was issued following a presentation to the Board on October 8, 2003, which contained analyses dated October 6, 2003.

          On October 10, 2003, the Boards of Directors of the Company, Parent and Purchaser unanimously approved the Merger Agreement in the form presented. Following such approval, during the evening of October 10, 2003, the Merger Agreement and Stock Option Agreement were executed by the Company, Parent and Purchaser and the Tender and Option Agreement was executed by the Company, the shareholders named therein, Parent and Purchaser.

          On October 13, 2003, before the opening of trading on the Nasdaq SmallCap Market, the Company and Parent issued a joint press release announcing the transaction."

The section of the Schedule 14D-9 included under "Item 4" and entitled "Reasons for the Recommendation" is amended to read in it entirety as follows:

          "Reasons for the Recommendation

          The Board approved the Merger Agreement with Parent and Purchaser and the transactions contemplated thereby, including the offer to purchase all of the outstanding Shares at the Offer Price of $3.90 per Share and the Merger, and recommended that all of the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer for the following reasons:

              (i)  The Board's judgment, based on information with regard to the financial condition, results of operations, business and prospects of the Company as well as current economic and market conditions (including current conditions in the industry in which the Company competes), that many of the factors that may have caused the Shares over the past two years to trade at price levels substantially below the Offer Price, including the increase in competition in the Company's industry, the increase in the Company's raw material costs and the corresponding decrease in the Company's profit margins and profits, are not likely to change in the foreseeable future and that the Offer provided an advantageous opportunity for shareholders to realize their investment in the Company;

             (ii)  The Board's familiarity with, and management's view of, the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including its financing requirements, its ability to increase revenues and the nature of its competitive position in its markets; in particular the Board believed that as a result of the recent increase in competition in the Company's industry, the increase in the Company's raw material costs and the corresponding decrease in the Company's profit margins and profits, the Company's prospects if it were to remain independent were not favorable;

            (iii)  The Offer Price consideration is all cash, which provides certainty of value to the Company's shareholders and enables all holders of the Shares to obtain cash for their Shares at the earliest practicable time, which the Board considered to be especially significant in light of the limited liquidity in the market for the Shares;

          (iv)    The Board had engaged in an extensive process in the second half of 2002 utilizing the services of Houlihan Lokey to identify other potential purchasers and no viable purchasers other than Parent had been identified;

          (v)    The terms of the Merger Agreement permit the Board to engage in negotiations with third parties who might make an unsolicited proposal to acquire the Company that the Board determines reasonably and in good faith constitutes or presents a reasonable likelihood of resulting in a "superior proposal" (generally defined to mean an all-cash acquisition proposal from a financial qualified third party that is more favorable than the Offer to the Company and the Company's shareholders and is not subject to a financing condition) if, among other things, the Company delivers the specified notice to Parent and Purchaser that it is taking such action, and receives from any such third party a specified confidentiality agreement; provided that, if the Company exercises its right to terminate the Merger Agreement in order to accept a "superior proposal" (after considering any changes made to Parent's Offer within the specified notice period) the Company is obligated to pay Parent a termination fee in the amount of $1.1 million and to reimburse Parent for its expenses up to $500,000;

          (vi)    The fact that the Offer and Merger are not subject to any financing contingencies, which the Board believes would increase the likelihood that the proposed acquisition would be consummated;

          (vii)    The Board considered that the $3.90 per share price represents a significant premium over the historical and recent market prices for the Shares and the fact that the Offer Price of $3.90 per Share represented a premium of approximately 26% over the $3.10 closing sales price for the Shares as quoted on the Nasdaq Stock Market on October 10, 2003, the last trading day before the execution of the Merger Agreement was announced;

          (viii)    The Board considered that the $3.90 per share price represents a discount when compared to the market prices for the Shares in 2002 and early 2003 and the Board determined that such market prices did not reflect the recent operating results of the Company and, accordingly, were not significant to the evaluation of the Offer; and

          (ix)    The financial presentations of B&S at the October 8, 2003 and October 10, 2003 meetings of the Board, including its opinion dated October 10, 2003 to the Board that, as of that date and subject to assumptions and other limitations set forth therein, the Offer Price to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view (see "Opinion of Financial Advisor," as well as the full text of the B&S opinion attached as Annex B hereto, for the assumptions and limitations set forth in the B&S opinion). The Board noted that, according to B&S' analysis, the premium paid for the Offer fell below the median premiums paid in recent similar transactions; however, the Board did not consider this to be significant when balanced against the other analyses presented by B&S, including that the Company Shares were trading at a higher multiple of earnings than the shares of the subjects of recent similar transactions.

        The preceding discussion of the primary reasons for the Board's recommendation is not intended to be exhaustive, but does set forth the principal reasons for the Board's recommendation. The Board did not assign relative weights to the reasons or determine that any reason was of particular importance. Rather, the Board viewed its recommendations as being based on the totality of the information presented to and considered by it."

ANNEX A

The section of the Information Statement pursuant to Rule 14f-1 under the Exchange Act, attached to the Schedule 14D-9 as Annex A and incorporated therein by reference, and entitled "Security

Ownership of Certain Beneficial Owners and Management" is amended to read in its entirety as follows:

"SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders

        The following table sets forth, as of October 10, 2003, information with respect to the securities holdings of (i) the Company's current directors and executive officers, (ii) all current directors and executive officers as a group, and (iii) all persons believed by the Company to beneficially own more than five percent of the outstanding Common Stock based upon filings with the SEC. Unless otherwise indicated, such ownership is believed to be direct, with sole voting and dispositive power.

Name of Outstanding Beneficial Owner	Shares Owned Beneficially and of Record		Percentage of Shares*
Theodore A. Schwartz	615,045(1)		10.9%
Paul L. Spiese, III	552,883(2)		10.5%
Joseph F. Weiderman	503,728(3)		9.0%
Emerald Advisers, Inc.	500,546(4)		9.5%
Jon M. Kraut, D.M.D.	489,431(5	)(6)	9.1%
Francis E. Wellock, Jr.	396,000(7)		7.0%
Bruce Kraut, M.D.	374,727(5	)(8)	7.0%
Richard J. Cohen, Esq.	364,931(5	)(9)	6.8%
John P. Kirwin, III	356,300(10)		6.7%
Jacob I. Haft, M.D.	255,366(11)		4.7%
Larry Falcon	152,791(12)		2.8%
Jay D. Seid	109,500(13)		2.1%
All Directors and Executive Officers as a group (9 persons)	3,476,499(14)		47.9%

*
Calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

(1)
Includes options to purchase 375,000 Common Shares. Also includes 1,500 Common Shares registered to Mr. Schwartz as joint tenant with his wife, Janice L. Bredt, with whom he shares voting and dispositive power as to those shares, and 6,000 shares owned solely by Mr. Schwartz's wife, over which he has no voting or dispositive power.

(2)
Includes options to purchase 405,000 Common Shares.

(3)
Includes options to purchase 347,500 Common Shares. Also includes 1,448 shares of Common Stock registered to Mr. Weiderman as joint tenant with his wife, Helen E. Weiderman, with whom he shares voting and dispositive power as to those shares.

(4)
The address of Emerald Advisers, Inc. ("Emerald") is 1703 Oregon Pike, Suite 101, Lancaster, Pennsylvania 17601. Emerald has sole voting power as to 240,976 Common Shares, and sole dispositive power as to 500,546 Common Shares. Information as to shares held by Emerald is bases solely on a Schedule 13G filed with the SEC on February 5, 2003.

(5)
Drs. Jon and Bruce Kraut and Mr. Cohen are co-trustees of the Irving Kraut Family Trust and the Irving Kraut Q-TIP Trust (the "Trusts") which hold 200,000 and 59,931 Common Shares, respectively. The Irving Kraut Q-TIP Trust also holds options to purchase 105,000 Common Shares. The co-trustees of the Trusts share voting and dispositive power over all of the shares held by the Trusts. Each of the co-trustees disclaims beneficial ownership of the shares held by the Trusts.

(6)
Includes options to purchase 25,000 Common Shares held directly by Dr. Jon Kraut. Also includes the 259,931 shares, and options to purchase 105,000 Common Shares held in the aggregate by the Trusts. See Note 4 above.

(7)
Includes options to purchase 334,000 Common Shares. Also includes options to purchase 17,500 Common Shares held in trust for the benefit of Mr. Wellock's minor son, over which he shares voting and dispositive power with his spouse as co-trustee over these options, and 11,000 shares of Common Stock and options to purchase 17,500 Common Shares held by Mr. Wellock's spouse, over which he has no voting or dispositive power.

(8)
Includes the 259,931 Common Shares, and options to purchase 105,000 Common Shares held in the aggregate by the Trusts. See Note 4 above. The address of Dr. Bruce Kraut is c/o Pediatrics Associates, 2725 Southeast Maricamp Road, Ocala, FL 34471.

(9)
Represents the 259,931 Common Shares, and options to purchase 105,000 Common Shares held in the aggregate by the Trusts. See Note 4 above. The address of Mr. Cohen is 1864 Route 70 East, Cherry Hill, NJ 08628.

(10)
Includes options to purchase 65,000 Common Shares. Also includes: (i) 8,300 Common Shares held by Prudential Securities in an individual retirement account for Mr. Kirwin; (ii) 33,000 Common Shares held by Argosy Capital Group, L.P., of which Mr. Kirwin is a limited partner and an officer of its general partner, Argosy Capital Group, LLC; and (iii) 250,000 Common Shares held by Argosy Investment Partners, L.P., whose general partner is Argosy Associates, L.P., of which Mr. Kirwin is an officer of its general partner, Argosy Associates, Inc. Mr. Kirwin disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(11)
Includes options to purchase 130,000 Common Shares.

(12)
Includes options to purchase 115,000 Common Shares.

(13)
Includes options to purchase 65,000 Common Shares. Also includes 23,000 Common Shares held in trust for the benefit of a relative of Mr. Seid, over which Mr. Seid has power of attorney.

(14)
Includes all holdings described in notes (1) & (3), (6) and (9) & (13)."

        The first paragraph of the section of the Information Statement pursuant to Rule 14f-1 under the Exchange Act, attached to the Schedule 14D-9 as Annex A and incorporated therein by reference, and entitled "Schedule I" is amended by deleting the last sentence thereof in its entirety.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERGER HOLDINGS, LTD.
By:	/s/ JOSEPH F. WEIDERMAN Name: Joseph F. Weiderman Title: President and Chief Executive Officer

Dated: November 4, 2003

QuickLinks

"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SIGNATURE